

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 5, 2008

<u>Via U.S. mail</u>

Mr. William J. Muran
Ameriwest Minerals Corp.
5135 Camino El Norte, Suite 250
North Las Vegas, NV 89031

  Re: Ameriwest Minerals Corp.

     Registration Statement on Form S-1
     Filed October 14, 2008
     File No. 333-154182

     Form 10-K for the fiscal year ended May 31, 2008
     Filed August 21, 2008
     File No. 333-145225

     Form 10-Q for the fiscal quarter ended August 31, 2008
     Filed October 7, 2008
     File No. 333-145225

Dear Mr. Muran:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Front Cover Page of the Registration Statement

1.   We note that you have not checked the box indicating that the securities being
        registered are to be offered on a delayed or continuous basis pursuant to Rule 415
        under the Securities Act of 1933. However, on page 3, under the caption
        "Summary – Termination of the Offering," you indicate that the securities are
        being offered on a continuous basis for up to two years. Please check the
        appropriate box on the front cover page of the Registration Statement.

Prospectus Cover Page

2.   Here, and in each other instance in the document in which you state that the
        shares may become quoted on the OTC Bulletin Board, please include a statement
        to the effect that you cannot assure that the shares will be quoted on the OTC
        Bulletin Board.

3.   You include a statement on page 14 that "The selling shareholders and any
        broker-dealer who execute [sic] sales for the selling shareholders may be deemed
        to be an 'underwriter' within the meaning of the Securities Act in connection with
        such sales." On page 16, you state that "The Selling Shareholder [sic] may be
        statutory underwriters within the meaning of the Securities Act of 1933 in
        connection with such sales of common shares and could be acting as an
        underwriter [sic] in its [sic] resales of common shares under this prospectus." As
        indicated in the response letter dated July 25, 2008 by your counsel relating to
        your Post-Effective Amendment to Form SB-2, file number 333-145225, revise
        your prospectus throughout to clarify that the selling shareholders *are*
        underwriters. Also include a statement to that effect on the cover page of the
        prospectus.

Risk Factors, "Some holders of our securities may have the right to rescind …," pages 11
to 12

4.   We note that you have included this risk factor pursuant to your prior
        commitment to us to provide disclosure on this issue. You include here a
        statement that "In April of 2007 we provided a registration statement and
        prospectus to certain of our stockholders. We could not sell any securities under
        such registration statement on file with the SEC, as the post effective amendment
        that had been filed in regards to the shares had been filed and was pending but had
        not been declared effective." However, your Registration Statement on Form
        SB-2 was not filed with the SEC until August 2007 and the post-effective
        amendment to this Registration Statement was not filed until January 2008.

Please review the timing specified in your disclosure and make any appropriate revisions.

5.   You state that "The federal securities laws require registration of securities unless an appropriate exemption from the registration requirements of those laws is available. If it is determined that we sold securities under such registration statement and that an exemption did not exist for the sale of these securities, we may have violated registration requirements." Please clarify that, pursuant to Section 5, *sales* may not be made unless you have an *effective* registration statement or an appropriate exemption from registration is available. As we indicated in prior comment letters and discussions with you, we do not believe that the exemption contemplated by Regulation S is available for these sales. Thus, please also clarify that you may not have been in compliance with Section 5 of the '33 Act when you in fact did make sales during a time when the post-effective amendment to the registration statement had not been declared effective.

6.   Delete the mitigating language that "We make no admission of any violation of federal securities laws…"

Selling Shareholders, pages 12 to 13

7.   As we discussed in connection with Post-Effective Amendment to Form SB-2, file number 333-145225, we do not believe that Regulation S was available for the sale of these securities. As such, please revise the sentence which states that "These shares were acquired from us in two private placements that were exempt from registration under Regulation S of the Securities Act of 1933, the first completed in February, 2008..." Please also revise the similar sentence on page 36 and page II-4 that "A total of 3,250,000 shares of common stock were issued to non-US persons pursuant to the exemption from registration in reliance on Regulation S promulgated under the Securities Act of 1933, as amended, on February 18, 2008."

8.   Your table of selling shareholders includes the names of several entities that are not natural persons. For each of these entities, please revise the disclosure to identify the natural persons who have voting or investment control with regard to the shares held by these entities. You may do this by adding footnotes to the table of selling shareholders.

Recent Sales of Unregistered Securities, pages II-3 to II-4

9.   You mention that, on September 1, 2008, 1,050,000 shares were rescinded by the company and funds in the amount of $21,000 were returned to seven shareholders. Please explain this rescission transaction in detail, and as part of your explanation please provide your analysis as to your compliance with the

requirements of the Securities Act of 1933 with regard to the rescission offer. We may have further comments depending upon your response.

Form 10-K filed August 21, 2008

Item 9A – Controls and Procedures, page 30

10.   In future filings, please include the language required by Item 308T of Regulation S-K.

Form 10-K filed August 21, 2008 and Form 10-Q filed October 7, 2008

Form 10-K, Item 9A. Controls and Procedures – Changes in Internal Controls, page 30; Form 10-Q, Item 4. Controls and Procedures – Changes in Internal Controls, page 10

11.   We note that in each of the 10-K and the 10-Q you have stated that "We have also evaluated our internal controls for financial reporting, and there have been no *significant* changes in our internal controls or in other factors that *could significantly affect* those controls subsequent to the date of their last evaluation [emphasis added]." In future filings, please revise to address the disclosure requirements and language of Item 308(c) of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: N. Gholson
   Via Facsimile:
   William Macdonald, Esq. – W.L. Macdonald Law Corporation – (604) 681-4760